SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 29, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, March 28, 2007

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Presente

Dear sirs:

This is to inform you that at a meeting held on March 27, 2007 the Company’s Board of Directors unanimously approved the following item:

RESIGNATION OF DIRECTOR

On March 26, 2007, Alberto da Fonseca Guimarães submitted a letter of resignation from his position as Regular Director for personal reasons and stated that he has no claims whatsoever against the Company, its directors and shareholders, including, without limitation, claims related to compensation for the performance of his duties. It is also stated that such resignation was not fraudulent or submitted without due notice and does not affect the regular performance of the Company. The Board of Directors unanimously approved the resignation of Alberto da Fonseca Guimarães.

Sincerely yours,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/29/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney